Exhibit 99.1

Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
("Sibanye-Stillwater", "the Company" and/or "the Group")

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Notification of an acquisition of beneficial interest in securities by JPMorgan Chase & Co.

Johannesburg, 28 September 2026: In accordance with section 122(3)(b) of the Companies Act 71 of 2008 (the Act), Regulation 121(2)(b) of the Companies Act Regulations, 2011 and paragraph 6.54 of the JSE Limited Listings Requirements, shareholders are hereby advised that Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) has received formal notification that JPMorgan Chase & Co. has, in aggregate, acquired an interest in the ordinary shares of the Company such that the total interest held by JPMorgan Chase & Co. now amounts to 5.04% of the total issued ordinary shares of Sibanye-Stillwater.

Sibanye-Stillwater has, in terms of section 122(3)(a) of the Act, which requires any company that receives notification of a change in beneficial interest in its securities, whether through acquisition or disposal, to file the required notice with the Takeover Regulation Panel.

The board of directors of Sibanye-Stillwater accepts responsibility for the information contained in the announcement, having received the forms TRP121.1 from JPMorgan Chase & Co. and, to the best of their respective knowledge, believes the information contained in the announcement is accordingly true and does not omit anything likely to affect the importance of the information contained in this announcement.

About Sibanye-Stillwater
Sibanye-Stillwater is a global mining and metals processing group with a diverse portfolio of operations, projects and investments across five continents. The Group is also one of the foremost global recyclers of a suite of metals and has interests in leading secondary mining operations.

Sibanye-Stillwater is one of the largest producers and refiners of platinum group metals (PGMs: platinum, palladium, rhodium, iridium and ruthenium) and is a top-tier gold producer. It also produces nickel, chrome, copper, silver, cobalt and zinc. The Group has also diversified into mining and processing battery metals and has increased its presence in the circular economy by expanding its recycling and secondary-mining exposure globally. For more information, see www.sibanyestillwater.com.

Investor relations contact:
Email: ir@sibanyestillwater.com

Website: www.sibanyestillwater.com
LinkedIn: https://www.linkedin.com/company/sibanye-stillwater
Facebook: https://www.facebook.com/SibanyeStillwater
YouTube: https://www.youtube.com/@sibanyestillwater/videos
X: https://twitter.com/SIBSTILL

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

DISCLAIMER

FORWARD LOOKING STATEMENTS
This announcement contains forward-looking statements within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact included in this presentation may be forward-looking statements. Forward-looking statements may be identified by the use of words such as "will", "would", "expect", "forecast", "potential", "may", "could", "believe", "aim", "anticipate", "intend", "target", "estimate" and words of similar meaning.

These forward-looking statements, including among others, those relating to Sibanye Stillwater Limited's (Sibanye-Stillwater or the Group) future financial position, business strategies and other strategic initiatives, business prospects, industry forecasts, production and operational guidance, climate and ESG-related targets and metrics, and plans and objectives for future operations, project finance and the completion or successful integration of acquisitions, are necessarily estimates reflecting the best judgement of Sibanye-Stillwater's senior management. Readers are cautioned not to place undue reliance on such statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater that could cause its actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in Sibanye-Stillwater's 2025 Integrated Report and annual report on Form 20-F filed with the Securities and Exchange Commission (SEC) on 24 April 2026 (SEC File no. 333-234096). These forward-looking statements speak only as of the date of this presentation. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

Websites
References in this announcement to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this announcement.